KongZhong Corporation Reports First Quarter 2014 Unaudited Financial Results

BEIJING, China - May 28, 2014 - KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Financial Highlights

●    Total revenues were US$ 49.61 mn, an increase of 13.2% from the fourth quarter of 2013 and 3.5% from the same period last year, exceeding the guidance range of US$ 45.5 mn to US$ 46.5 mn.

●    Gross profit was US$ 23.32 mn, an increase of 7.4% from the fourth quarter of 2013 and 25.4% from the same period last year, in line with the guidance range of US$ 22.5 mn to US$ 23.5 mn.

●    Net income was US$ 9.95 mn, a decrease of 0.8% from the fourth quarter of 2013, but an increase of 46.2% from the same period last year, in line with the guidance range of US$ 9.5 mn to US$ 10.5 mn. Diluted net income per American Depositary Shares ("ADS") was US$ 0.21.

●    Non-GAAP net income was US$ 10.61 mn, an increase of 19.3% from the same period last year, in line with the guidance range of US$ 10.5 mn to US$ 11.5 mn. Non-GAAP diluted net income per ADS was US$ 0.23 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”).

●    As of March 31, 2014, the Company had US$ 201.89 mn in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash or US$ 4.45 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash. The decline in cash and cash equivalents from the end of the fourth quarter of 2013 reflects the cash outlay for our strategic investment of RMB 100.0 mn in Ourgame.

●    Change in Stock Ticker from "KONG" to "KZ" - KongZhong Corporation today also announced that the Company will change its NASDAQ ticker symbol to "KZ" from "KONG" to better align its company branding as a online games company. The new ticker KZ will be effective as the start of trading on Monday, June 16, 2014.

The Company's Chairman and Chief Executive Officer, Leilei Wang said, " Based on the recently released War Saga brand, with 40.0 mn World of Tank Chinese players, the upcoming open beta test for World of Warplanes, and next year's anticipated release of World of Warships and Blitzkrieg 3, we have created China's largest military genre online game platform. In addition, due to strong user acquisition, outstanding retention and attractive in-game economy metrics from our open beta test for Guild Wars 2 and World of Warplanes, with the strong support of our development partners, in 2Q14 we committed significant marketing resources to commercially release these games to the China market. We are confident that through the successful release of Guild Wars 2 and World of Warplanes in 2Q14, that KongZhong ("KZ") from both a user and revenue standpoint, will see strong future growth based on a newly diversified PC online game portfolio. At the same time, we continue to invest heavily into our self-developed mobile games with a goal to supplement this business through the licensing of overseas games and distribution of our games overseas. I believe KZ will continue to development positively in the future as a leading and differentiated online game company."

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	Three Months Ended
	March 31,	December 31,	March 31,
	2013	2013	2014
	US$ in thousands	US$ in thousands	US$ in thousands

Revenues	47,937	43,838	49,607
Internet Games	28,381	25,082	25,079
Mobile Games	3,706	4,924	8,112
WVAS	15,850	13,832	16,416

Sales Tax	1,822	876	652
Internet Games	1,570	558	317
Mobile Games	41	42	42
WVAS	211	276	293

Cost of Revenue	27,522	21,246	25,637
Internet Games	13,695	10,873	12,073
Mobile Games	1,803	1,436	4,050
WVAS	12,024	8,937	9,514

Gross Profit	18,593	21,716	23,318
Internet Games	13,116	13,651	12,689
Mobile Games	1,862	3,446	4,020
WVAS	3,615	4,619	6,609

Gross Margin	39%	50%	47%
Internet Games	46%	54%	51%
Mobile Games	50%	70%	50%
WVAS	23%	33%	40%

Revenues

Total revenues for the first quarter of 2014 were US$ 49.61 mn, an increase of 13.2% from the fourth quarter of 2013 and 3.5% from the same period of last year.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 25.08 mn in the first quarter of 2014, flat compared to the fourth quarter of 2013.

Domestic Net Game revenues were US$ 24.78 mn, a 2.3% increase from the fourth quarter of 2013. Monthly active users (“MAU”s) from World of Tanks (“WoT”) has continued to see stable growth with the 3rd anniversary of the game in China being celebrated in the first quarter of 2014.

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For the first quarter of 2014, mainland China online game operations achieved average MAUs of 1.70 mn and aggregated monthly paying accounts (“APAs”) of 280k with monthly average revenue per user (“ARPU”) of RMB 181.

	Three Months Ended
	March 31, 2013		December 31, 2013		March 31, 2014
MAU	1,790	k	1,641	k	1,696	k
APA	330	k	271	k	280	k
ARPU	176		183		181

Internet game revenues made up 50.6% of total revenues in the first quarter of 2014.

Mobile Games Revenues

Total mobile game revenues were US$ 8.11 mn, a 64.7% increase from the fourth quarter of 2013, and a 118.9% increase from the same period of last year. The increase in mobile games revenues was mainly due to increased revenues from Kooky Three Kingdoms and Three Kingdom Generals in the first quarter of 2014.

Total mobile game revenues made up 16.4% of total revenues in the first quarter of 2014.

WVAS Revenues

WVAS revenues were US$ 16.42 mn, an 18.7% increase from the fourth quarter of 2013, and a 3.6% increase from the same period of last year. We expect the WVAS operating environment in the second quarter of 2014 to see an increase in mobile operator policies which could lead to a decrease in WVAS revenues.

WVAS made up 33.0% of total revenues in the first quarter of 2014.

Gross Profit

Total gross profit for the first quarter of 2014 was US$ 23.32 mn, a 7.4% increase from the fourth quarter of 2013 and a 25.4% increase from the same period last year.

Total gross margin was 47.0% in the first quarter of 2014.

Internet Game Gross Profit

Internet game gross profit was US$ 12.69 mn, a 7.0% decrease from the fourth quarter of 2013. Internet game gross margin was 50.6% compared to 54.4% in the fourth quarter of 2013. The slight decline in internet game gross margins was due to the lower contribution from overseas license fees of our self-developed Internet games.

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Mobile Game Gross Profit

Mobile games gross profit was US$ 4.02 mn, a 16.7% increase from the fourth quarter of 2013. Mobile games gross margin was 49.6% compared to 70.0% in the fourth quarter of 2013.

The decline in mobile games gross margins was due to increased contribution from feature phone revenues which have lower margins than our smartphone games revenues.

WVAS Gross Profit

WVAS gross profit was US$ 6.61 mn, a 43.1 % increase from the fourth quarter of 2013. WVAS gross margin was 40.3% compared to 33.4% in the fourth quarter of 2013. We expect the WVAS operating environment in the second quarter of 2014 to see an increase in mobile operator policies which could lead to a decrease in WVAS revenues and gross margins.

Operating Expenses

Total operating expenses in the first quarter of 2014 were US$ 15.04 mn compared to US$ 15.70 mn in the fourth quarter of 2013.

Product development expenses in the first quarter of 2014 were US$ 5.93 mn compared to US$ 6.82 mn in the fourth quarter of 2013. The reduction in product development expenses were due to optimizations undertaken in product development team costs.

Sales and marketing expenses in the first quarter of 2014 were US$ 6.74 mn compared to US$ 6.52 mn in the fourth quarter of 2013.

General and administrative expenses in the first quarter of 2014 were US$ 2.36 mn compared to US$ 2.36 mn in the fourth quarter of 2013.

The Company’s total headcount remained stable in the first quarter of 2014 to 1,116 compared to 1,153 at the end of 2013.

Earnings

Net income and Non-GAAP net income were US$ 9.95 mn and US$ 10.61 mn, respectively. Diluted income per ADS and diluted Non-GAAP earnings per ADS were US$ 0.21 and US$ 0.23 in the first quarter of 2014, respectively.

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Total ADS on a diluted basis outstanding during the first quarter of 2014 were 47.03 mn, compared to 46.85 mn outstanding during the fourth quarter of 2013.

For the purpose of earnings per share calculation	Number during three months ended December 31, 2013	Number during three months ended March 31, 2014
ADS (in mns)	45.32	45.39
Add: Dilution impact from options and nonvested shares	0.58	0.54
Warrants issued to business partners	0.95	1.10
ADS on diluted basis	46.85	47.03

Balance Sheet

As of March 31, 2014, the Company had US$ 201.89 mn in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash or US$ 4.45 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash. The decline in cash and cash equivalents from the end of the fourth quarter of 2013 reflects the cash outlay for our strategic investment of RMB 100.0 mn in Ourgame.

Change in Stock Ticker

Change in Stock Ticker from "KONG" to "KZ" - KongZhong Corporation today also announced that the Company will change its NASDAQ ticker symbol to "KZ" from "KONG" to better align it's Company branding as a online games Company. The new ticker KZ will be effective as the start of trading on Monday, June 16, 2014.

Business Outlook (For the second quarter ending June 30, 2014)

The Company expects total revenues for the second quarter of 2014 to be within the range of US$ 57.5 mn to US$ 58.5 mn, with business unit revenues at the mid-point expected to roughly consist of Net Game revenues of US$ 33.5 mn, mobile game revenues of US$ 10.5 mn and WVAS revenues of US$ 14 mn.

Guild Wars 2 CD-Keys purchased and activated during the pre-order sales period will be amortized over a period of six months beginning from May 1st which was the headstart period for Guild Wars 2 in China. Future post open beta CD-Key revenues will be amortized from the date of activation.

The Company expects total gross profit to be within the range of US$ 24 mn to US$ 25 mn. We expect net loss to be US$ 0.5 mn to US$1.5 mn and Non-GAAP net profit is expected to be roughly break even.

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Our 2Q14 guidance reflects roughly US$ 10.0 mn in incremental sales and marketing related expenses compared to 1Q14, for expenses related to the May 15th open beta launch of Guild Wars 2, the open beta launch of World of War Planes on May 29th and other the marketing activities related to the release of the War Saga brand.  As such, we expect total operating expenses in 2Q14 to be between US$ 27-28 mn.   However, we expect sales and marketing expenses to revert to roughly pre-2Q14 levels as a percentage of sales in subsequent financial periods for Internet games.

Conference Call

Kongzhong’s management will hold a conference call and webcast to discuss the results at 7:30 PM Eastern Standard Time (EST) on Wednesday, May 28, 2014 (7:30 AM Beijing/Hong Kong time, Thursday, May 29, 2014)

The conference call will be available live via webcast on the Investors section of KongZhong’s website at http://ir.kongzhong.com. The archive replay will be available on the website shortly after the call.

The company welcomes all interested parties to participate in the live conference call. The dial-in details are as below:

- U.S. Toll Free Dial-in Number: +1 866 519 4004

- Hong Kong Toll Free Dial-in Number: 800 930 346

- Mainland China Dial-in Number: 800 819 0121, 400 620 8038

- International Dial-in Number: +65 6723 9381

Passcode: 35403631

The live conference call via webcast and archive replay will be available on the Investor Relations section of Kongzhong's website at http://ir.kongzhong.com.

A dial-in replay of the conference call will be available until June 4, 2014:
- U.S. Toll Free Dial-in Number: +1 855 452 5696
- International Dial-in Number: +61 2 8199 0299
Passcode: 35403631

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About KongZhong

KongZhong (KONG), listed in Nasdaq in 2004, is one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. Within Internet games, KONG has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2 and other titles in mainland China. Since the acquisition of our proprietary smartphone game engine platform in 2011, KONG has expanded our smartphone game development team across 4 cities in China currently developing over 10 smartphone games across various genres, including MMORPG, RTS, military, and fantasy. For more information, please visit http://ir.kongzhong.com.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact

Jay Chang

Chief Financial Officer

Liddy Li

Investor Relations

Tel.: (+86-10) 8857.6000

E-mail: ir@kongzhong.com

Media Contact

Yuan Liu

Manager

Tel: (+86-10) 8857.6000

E-mail: liuyuan@kongzhong.com

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KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(Unaudited, US$ in thousands, except per share and share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2013	2013	2014

Revenues	47,937	43,838	49,607
Sales tax	1,822	876	652
Net revenues	46,115	42,962	48,955

Cost of revenues	27,522	21,246	25,637

Gross profit	18,593	21,716	23,318

Operating expenses
Product development	6,136	6,819	5,934
Sales and marketing	4,568	6,520	6,737
General and administrative	2,426	2,356	2,364
Total operating expenses	13,130	15,695	15,035

Government subsidy	153	1,371	194

Income from operations	5,616	7,392	8,477

Interest income	1,452	2,170	2,269
Interest expense	57	-	-
Imputed interest on long-term liabilities	150	150	150
Exchange gain (loss)	158	898	(348)
Income before tax expense	7,019	10,310	10,248
Income tax expense	214	284	298
Net income	6,805	10,026	9,950

Earnings per ADS, basic	0.17	0.22	0.22
Earnings per ADS, diluted	0.16	0.21	0.21

Weighted average ADS outstanding (million)	40.74	45.32	45.39
Weighted average ADS used in diluted EPS calculation (million)	41.85	46.85	47.03

Net income	6,805	10,026	9,950
Other comprehensive income (loss)	903	2,043	(2,799)
Total comprehensive income	7,708	12,069	7,151

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KongZhong Corporation

Condensed Consolidated Balance Sheets

(Unaudited, US$ in thousands)

	As of December 31,	As of March 31,
	2013	2014
Assets
Current assets
Cash and cash equivalents	123,428	118,303
Term deposits	4,449	4,716
Held-to-maturity securities	51,866	42,283
Accounts receivable (net)	17,231	19,526
Other current assets	7,762	8,936
Total current assets	204,736	193,764

Non-current assets
Rental deposits	796	629
Intangible assets (net)	78,727	78,127
Property and equipment (net)	5,843	7,076
Long-term investments	2,000	18,380
Goodwill	90,267	89,575
Restricted cash	36,871	36,591
Total non-current assets	214,504	230,378
Total assets	419,240	424,142

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $39,488 and $39,438 as of December 31, 2013 and March 31, 2014, respectively)	39,514	39,460
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $2,262 and $2,958 as of December 31, 2013 and March 31, 2014, respectively)	2,262	2,987
Other current liabilities (including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $15,760 and $11,062 as of December 31, 2013 and March 31, 2014, respectively)	25,595	21,095
Total current liabilities	67,371	63,542

Non-current Liabilities

Other long-term liabilities (including other long-term liabilities of the consolidated VIE without recourse to KongZhong Corporation of $19,260 and $19,410 as of December 31, 2013 and March 31, 2014, respectively)	19,260	19,410

Total liabilities	86,631	82,952

Shareholders’ equity	332,609	341,190
Total liabilities and shareholders’ equity	419,240	424,142

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KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(Unaudited, US$ in thousands)

	Three Months Ended
	March 31,	March 31,
	2013	2014
Cash Flows From Operating Activities
Net income	6,805	9,950
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,825	1,091
Imputed interest on long-term liabilities	150	150
Share-based compensation	556	333
Changes in operating assets and liabilities	6,294	(6,728)
Net Cash Provided by Operating Activities	15,630	4,796

Cash Flows From Investing Activities
Purchase of intangible assets	-	(98)
Long-term investment	-	(16,380)
Purchase of term deposits	(16,413)	(1,569)
Proceeds from disposal of term deposits		1,267
Purchase of held-to-maturity securities	(13,202)	(42,507)
Proceeds from disposal of held-to-maturity securities	16,323	51,746
Purchase of property and equipment	(935)	(2,075)
Restricted cash	(10,351)	-
Net Cash (Used in) Provided by Investing Activities	(24,578)	(9,616)

Cash Flows From Financing Activities
Proceeds from exercise of employee stock options	55	429
Deferred payments for acquisition of business	(3,000)	-
Deferred payments for intangible assets	(500)	(372)
Repurchase of ordinary shares	(9,341)	(12)
Proceeds from bank borrowing	9,000	-
Net Cash (Used in) Provided by Financing Activities	(3,786)	45

Effect of foreign exchange rate changes	171	(350)

Net (decrease) increase in Cash and Cash Equivalents	(12,563)	(5,125)
Cash and Cash Equivalents, Beginning of Period	120,695	123,428
Cash and Cash Equivalents, End of Period	108,132	118,303

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Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, imputed interest on long-term liabilities, as well as is adjusted for the dilution impact on ADS numbers from stock options, non-vested shares and warrants.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	Three Months Ended
	March 31,	December 31,	March 31,
	2013	2013	2014
GAAP net income	6,805	10,026	9,950
Share-based compensation	556	290	333
Imputed interest on long-term liabilities	150	150	150
Amortization of intangibles	1,386	187	180
Non-GAAP net income	8,897	10,653	10,613

Weighted average ADS used in diluted	41.85	46.85	47.03
Non-GAAP diluted net income per ADS	0.21	0.23	0.23

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